Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of this Annual Report on Form 10-K, Pareteum Corporation (“TEUM,” “Company,” “we,” “us,” and “our”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $0.00001 per share (“common stock”). The following description of our common stock is based upon, and is qualified by reference to, our certificate of incorporation, as amended, and our bylaws, as amended, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K.

General
TEUM is authorized to issue 550,000,000 shares, of which:

•	500,000,000 shares are designated as common stock; and

•	50,000,000 shares are designated as preferred stock, par value $0.00001 per share, (“preferred stock”).
As of April 23, 2021, we had 141,778,392 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Dividend Rights. Holders of our common stock are entitled to receive dividends only if and when declared by the Board of Directors. However, no dividend will be declared or paid on our common stock until we have paid (or declared and set aside funds for payment of) all dividends that have accrued on all classes of our outstanding preferred stock.

Voting Rights. Holders of our common stock are entitled to one (1) vote per share and they do not have any cumulative voting rights.

Liquidation Rights. Upon any liquidation, dissolution or winding up of TEUM, whether voluntary or involuntary, after payments to holders of preferred stock of amounts determined by the Board of Directors, plus any accrued dividends, the company’s remaining assets will be divided among holders of our common stock pro rata.

Preemptive or Other Subscription Rights. Holders of our common stock do not have any preemptive right to subscribe for any securities of the company.

Conversion and Other Rights. No conversion, redemption or sinking fund provisions apply to our common stock, and our common stock is not liable to further call or assessment by the company. All issued and outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Under the terms of our amended certificate of incorporation, our Board of Directors is authorized to issue up to 50,000,000 shares of preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors has the discretion, subject to limitations prescribed by Delaware law and by our amended certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including

Exhibit 4.1
voting rights, dividend rights, conversion rights, terms of redemption and liquidation preferences, of each series of preferred stock.

Our Board of Directors could authorize us to issue a class or series of preferred stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company, even if such transaction or change of control involves a premium price for our stockholders or our stockholders believe that such transaction or change of control may be in their best interests. Our Board of Directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common stock.

On December 10, 2019, the Company’s Board of Directors designated 255 shares of preferred stock to be Series C Redeemable Preferred Stock with a stated value of $100,000 per share (the “Stated Value”). Non-cumulative dividends are required to be paid on each share of the Series C Redeemable Preferred Stock at a rate of 8% per annum on the Stated Value. The Series C Redeemable Preferred Stock ranks senior to the Company's common stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company. Upon any liquidation event, the holders of the Series C Redeemable Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference of $0.00001 per share, plus an amount equal to any unpaid dividends to and including the date of payment, but without interest, before any distribution of assets is made to holders of the Company’s common stock, or any other class or series of stock. The Series C Redeemable Preferred Stock has no voting rights except as required by law. Under the terms of the certificate of designations for the Series C Redeemable Preferred Stock, on the one-year anniversary of the date of issuance of the Series C Redeemable Preferred Stock, the Company is required to redeem, out of legally available funds, each such share of Series C Redeemable Preferred Stock at a price per share equal to 112.5% of the Stated Value. The Company has entered into the Series C Exchange Agreements with each holder of Series C Redeemable Preferred Stock, under which the shares will remain outstanding.

There were 218 and 105 shares of Series C Redeemable Preferred Stock outstanding as of December 31, 2020 and 2019, respectively. The issuance of such shares were accounted for as debt instruments in accordance with U. S. GAAP.

During 2016 and 2017, the Company designated 150, 100, and 13,000 shares of preferred stock to be Series A, A-1 and B, respectively. In the year ended December 31, 2016, 149 and 100 shares of Series A and A-1 preferred stock were issued, and in the year ended December 31, 2017, 4,034 shares of Series B preferred stock were issued. All 4,283 shares were retired as of December 31, 2017.

Anti-Takeover Effects of Various Provisions of Delaware Law, our Amended Certificate of Incorporation and Bylaws

Provisions of the Delaware General Corporation Law (“DGCL”) and our amended certificate of incorporation and bylaws could make it more difficult to acquire TEUM by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Provisions. TEUM is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became

Exhibit 4.1
an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Structure of Board. Our Board of Directors is elected annually. The bylaws provide that, subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders. Except as otherwise provided in the bylaws, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Size of Board; Vacancies; Removal. Our bylaws provide that the authorized number of directors of the Company shall be not less than five (5) nor more than nine (9); provided, however, that the minimum and maximum number of directors may be changed, or an exact number of directors of the corporation may be fixed, by the affirmative vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter. Any vacancies created in our Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our Board of Directors will be appointed for a term expiring at the next election of directors and until his or her successor has been elected and qualified. The Board of Directors or any individual director may be removed from office at any time with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of the capital stock of the corporation entitled to vote generally at an election of directors

Stockholder Action by Written Consent. Our amended certificate of incorporation provides that stockholders may not act by written consent unless such written consent is given by the stockholders holding such number of shares of the Company as shall be necessary to authorize such action if all shares were present and voting at a meeting of the stockholders. Stockholder action must otherwise take place at the annual or a special meeting of our stockholders.

Special Stockholder Meetings. Our bylaws provide that the chairman of our Board of Directors, our chief executive officer or our Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors of the Board of Directors may call special meetings of our stockholders.

Advance Notice for Stockholder Proposals and Nominations. Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors (other than nominations made by or at the direction of the Board of Directors).

Certain Effects of Authorized but Unissued Stock. We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of any public exchange where our securities may be listed and Delaware law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of TEUM by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance

Exhibit 4.1
of common or preferred stock unless our Board of Directors believes that approval is advisable or is required by applicable stock exchange rules or Delaware law.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended certificate of incorporation does not provide for cumulative voting.

Listing
On November 5, 2020, the Company notified the Nasdaq Hearings Panel that it would not be able to file its Quarterly Report on Form 10-Q for the period ended September 30, 2019, its amended Annual Report on Form 10-K/A for the year ended December 31, 2018, its Annual Report on Form 10-K for the year ended December 31, 2019 or its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020 by November 9, 2020, the date by which the Nasdaq Hearings Panel had required the Company to make such filings in order for the Company’s common stock to remain listed on the Nasdaq. In response to the Company’s notice to Nasdaq that it would not satisfy the conditions to the exception to the listing requirements granted by the Hearings Panel, Nasdaq notified the Company by letter dated November 10, 2020 that the Company’s common stock would be delisted, and trading of the Company’s common stock on Nasdaq’s Capital Market was suspended effective at the open of business on November 12, 2020. After the trading of the Company’s common stock was suspended by Nasdaq, prices for the Company’s common stock have been quoted on the OTC Markets Group Inc.’s Pink Open Market under the ticker symbol “TEUM”. The Nasdaq delisting became effective on February 12, 2021.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Continental Stock Transfer.